UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Resin Systems Inc.

14604 – 115A Ave, Edmonton, AB T5M 3C5

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

RESIN SYSTEMS INC.

THIRD QUARTER RESULTS

FOR THE QUARTER ENDED:

MAY 31, 2003

DATE OF REPORT:

July 25, 2003

NAME OF ISSUER:

RESIN SYSTEMS INC.

ADDRESS OF ISSUER:

14604 – 115 A AVENUE, EDMONTON, AB, CANADA, T5M 3C5

CONTACT NUMBERS OF ISSUER:

TELEPHONE: (780) 482 – 1953  FACSIMILE: (780) 452-8755

CONTACT PERSON:

GREG PENDURA

CONTACT POSITION:

PRESIDENT & C.E.O.

CONTACT TELEPHONE NUMBER:

(780) 482 – 1953

CONTACT EMAIL ADDRESS:

greg@resinsystemsinc.com or info@resinsystemsinc.com

WEBSITE ADDRESS:

www.resinsystemsinc.com

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

	2003 May 31 (Unaudited)	2002 August 31 Audited

ASSETS

Current assets:
Cash and short term investments	$1,344,326	$518,581
Accounts receivable (note 4)	121,761	238,886
Receivable from NRC (note 5)	56,372	37,620
Inventories	408,781	275,305
Prepaid expenses and deposits	20,827	6,939
	1,952,067	1,077,331

Prepaid rent and security deposit (note 10)	7,192	7,192
Capital assets (note 6)	756,921	201,901
Intangible assets (note 7)	2,107,668	35,497

	$4,823,848	$1,321,921

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:
Payables and accruals	$447,150	$184,153
	447,150	184,153

Long-term payable to NRC	254,635	37,620

Shareholders’ equity:
Share capital (note 8)	17,223,739	11,384,507
Deficit	(13,101,676)	(10,284,359)
	4,122,063	1,100,148

Future operations (note1)
Commitments (note 10)
Subsequent events (note 11)

	$4,823,848	$1,321,921

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Greg Pendura”	Signed “E. Douglas Grindstaff”
Director	Director

RESIN SYSTEMS INC.

Interim Consolidated Statements of Loss and Deficit

(Canadian Dollars)

Nine months ended May 31, 2003 and 2002 and the year ended August 31, 2002

	Three Months Ended		Nine Months Ended
	May 31, 2003 (Unaudited)	May 31, 2002 (Unaudited)	May 31, 2003 (Unaudited)	May 31, 2002 (Unaudited)	Year Ended August 31, 2002 (Audited)
Revenue	$70,275	$105,687	$215,022	$253,381	$343,257
Expenses:
Cost of sales	15,051	52,713	90,503	132,264	216,782
Direct and product development	505,253	136,880	1,127,967	283,561	632,042
Marketing and business development	155,011	47,019	354,980	248,484	314,168
General and administrative	522,817	147,261	1,338,004	561,577	814,681
Interest and other charges	17,712	10,988	37,424	23,566	9,093
Amortization	52,058	16,456	83,461	39,654	62,438
	1,267,902	411,317	3,032,339	1,289,106	2,049,204
Loss before the undernoted	(1,197,627)	(305,630)	(2,817,317)	(1,035,725)	(1,705,947)
Gain (loss) on sale of capital assets	-	4	-	397	393
Writedown of capital and intangible assets	-	-	-	(12,414)	(12,414)

Net loss	(1,197,627)	(305,626)	(2,817,317)	(1,047,742)	(1,717,968)

Deficit, beginning of period	(11,904,049)	(9,308,507)	(10,284,359)	(8,566,391)	(8,566,391)

Deficit, end of year	$(13,101,676)	$(9,614,133)	$(13,101,676)	$(9,614,133)	$(10,284,359)

Loss per common share	$(0.04)	$(0.02)	$(0.10)	$(0.06)	$(0.09)

Weighted average number of common
shares outstanding	33,809,939	19,058,784	29,,059,582	18,096,456	19,088,533

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

Interim Consolidated Statements of Cash Flows

(Canadian Dollars)

Nine months ended May 31, 2003 and 2002 and the year ended August 31, 2002

	Three Months Ended		Nine Months Ended
	May 31, 2003 (Unaudited)	May 31, 2002 (Unaudited)	May 31, 2003 (Unaudited)	May 31, 2002 (Unaudited)	Year Ended August 31, 2002 (Audited)
Cash provided by (used in):
Operating:
Net loss	$(1,197,627)	$(305,626)	$(2,817,317)	$(1,047,742)	$(1,717,968)
Items which do not involve cash:
Amortization	52,058	16,456	83,461	39,654	62,438
Loss (gain) on sale of capital assets	-	(4)	-	(397)	(393)
Write-down of capital and intangible assets	-	-	-	12,414	12,414
Consulting services settled by reduction of
share purchase loan	36,000	-	108,000	-	18,000
Shares to be issued pursuant to ARC agreement	91,740	-	192,094	-	184,375
Change in non-cash operating working capital	306,077	(64,949)	214,006	(39,581)	(30,235)
	(711,752)	(354,123)	(2,219,756)	(1,035,652)	(1,471,369)
Financing:
Proceeds from issue of share capital, net of transaction costs	294,794	1,802,949	3,481,638	1,802,949	1,234,467
Reclassification of Notes payable	-	(846,724)	-	(314,497)	--
Proceeds from issue of notes payable	-	-	-	-	739,000
Repayment of notes payable	-	-	-	-	(200,000)
Increase in long-term debt to NRC	83,628	-	217,015	-	--
	378,422	956,225	3,698,653	1,488,452	1,723,467
Investing:
Purchase of capital assets	(549,063)	(25,131)	(633,521)	(47,405)	(82,150)
Prepaid rent and security deposit	-	-	-	29,808	29,808
Proceeds on sale of capital assets	-	3,271	2,345	112,200	110,629
Acquisition of intangible assets	(16,472)	(35,270)	(21,976)	(35,270)	(39,441)
	(565,535)	(57,130)	(653,152)	59,333	18,846
Increase (decrease) in cash	(898,865)	544,972	825,745	512,133	320,944

Cash and short-term investments, beginning of period	2,243,191	164,798	518,581	197,637	197,637

Cash and short-term investments, end of period	$1,344,326	$709,770	$1,344,326	$709,770	$518,581

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

The unaudited interim financial statements for the third quarter ended May 31, 2003 should be read in conjunction with the consolidated financial statements for the year ended August 31, 2002.  These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles for interim financial statements.

Unless otherwise noted, these financial statements are prepared in accordance with the same accounting policies and methods as the consolidated financial statements for the year ended August 31, 2002.

1.  Nature of operations and future operations:

The Company has completed the filing of Form 20F registration statement under The Exchange Act of 1934 and is now a full reporting foreign private issuer in the United States.  The Company is also currently in discussions with OTC Bulletin Board market makers to facilitate sponsorship in the U.S. Market.

   Future operations:

   These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the nine months ended May 31, 2003 and the year ended August 31, 2002, the Company reported a loss of $2,817,317 and $1,717,968 and has an accumulated deficit of $13,101,676 and $10,284,359 respectively.  As at May 31, 2003 the Company has positive working capital of $1,504,917.

   In fiscal 2002 the Company began the implementation of a revised business plan, which included a reduction of staff and closing of its U.S. office that was opened earlier in 2002.  The Company also began to implement a new sales and marketing strategy and spent considerable time and resources refining process issues related to entering pultrusion production.

   Also in fiscal 2002, the Company evaluated and pursued new financing alternatives, including signing agreements with the National Research Council (“NRC”) and the Alberta Research Council (“ARC”) to assist the Company in further development of various Version resin systems.  Prior to entering into these agreements, the Company issued $739,000 in notes payable that were, under the terms of the notes, converted into equity upon execution of the NRC agreement.  In addition, the Company completed a fully subscribed private placement that generated proceeds of $1,239,713.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

1.  Nature of operations and future operations, (continued):

   Future operations, (continued):

   During the nine months ended May 31, 2003 the Company completed a transaction for utility pole technology which is explained in note 7 and completed a private placement that provided the firm with gross proceeds of $3,000,000.

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

2.  Change in Accounting Policy:

   Effective September 1, 2002 the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting of stock based compensation and other stock based payments.  The new Recommendations are applied prospectively to all stock based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002.

   Additionally, the Company has adopted the recommendations from the CICA with respect to accounting for and reporting of, Intangible assets.  The Intangible asset recorded in the second quarter relates to the intellectual property acquired from Canzeal Enterprises Ltd. in January and is explained in the following note.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

3.  Significant Accounting policy:

   (a)   Stock Based Compensation:

   The Company accounts for all stock based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock based employee compensation awards, which are accounted for using the intrinsic value based method.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  No stock based compensation was granted to employees subsequent to September 1, 2002, thus the Company has not disclosed the pro forma effect of accounting for these awards under the fair value based method.

   Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period.  For awards that vest at the end of the vesting period, compensation cost is recognized on a straight line basis.

   (b)   Intangible Assets:

The Company records Intangible assets at the value of consideration given up to acquire the asset.  In the case where the Company issues Common Shares in exchange for the asset, the Company records the Fair Value of the Common Shares issued as the value of the Intangible asset.  Additionally, the Company determines at the time of purchase, the useful life of the asset acquired and amortizes the asset over the determined useful life.  Annually the Company also reviews the asset and makes a determination as to whether the residual value of the asset is impaired.  Should this determination conclude that there is a impairment the Company will write down the asset to the unimpaired value of the asset.

4  Accounts receivable:

   The Company reports accounts receivable net of allowance for doubtful accounts.  An estimation of the allowance for doubtful accounts is based upon management’s analysis of customer accounts and the likelihood of collecting each account based upon the age of the amount outstanding as it relates to specific invoices.  Allowance for doubtful accounts, as at May 31, 2003 was $188,704 and August 31, 2002 was $124,203.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

5  Receivable from NRC:

   Pursuant to the agreement with the National Research Council (“NRC”) (consolidated financial statements for the year ended August 31st, 2002, note 15 (b)), the Company has submitted its sixth and seventh claim totaling $56,372 and based upon previous experience has recorded the receivable and offsetting long-term liability.  As at August 31st, 2002 the Company presented two claims to the NRC totaling $37,620 which were subsequently paid in the first quarter.

6  Capital assets:

   For the nine months ended May 31st, 2003, the Company has purchased plant and computer and office equipment totaling $219,024.  These purchases relate to the Company’s stated intention to establish a fully operational Canadian based manufacturing facility for the production and sale of composite utility poles.

   Additionally, the Company has expended another $414,497 on utility pole production equipment which as at Balance Sheet date was under construction.  The Company will commence amortizing this equipment when production of utility poles commences.

   During the first quarter the Company sold computer software it was not using for proceeds of $2,345.

7  Intangible assets:

   On January 7th, 2003 the Company announced it had completed the transaction with Canzeal Enterprises Ltd. (“Canzeal”), to acquire the worldwide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite poles.  In exchange for this intellectual property and associated rights the Company.

Pursuant to this agreement, the Company for a period of four years from the closing date, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above.  Additionally, the Company will pay Canzeal one half of any royalties generated by the Company’s licensing of the property to a third party up to a maximum of 3.5% of gross sales.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

7  Intangible assets, (continued):

   The Company has valued the intellectual property using the fair value of the equity units as at the date the Company entered into negotiations with Canzeal owing to the fact that with the exception of certain details relating to taxation matters, the value of the intellectual property was established.  For the nine months ended May 31st, 2003 the Company has recorded the intellectual property at $2,057,500.  Additionally, management of the Company has estimated the useful life of this intellectual property to be 10 years and will be amortizing it on a straight line basis with annual determinations as to any impairments to the intellectual property.

   The Company will commence amortization of the intellectual property commencing commercial production of the composite utility poles.

8  Share capital:

   (a)  Authorized and issued shares:

                                              Number of

                                                 shares            Amount

Total issued and outstanding

  August 31, 2002                            33,713,085      $ 11,200,132

Shares issued pursuant to

  ARC Agreement (see note 15 & 16

  in the consolidated August 31, 2002

  financial statements)                         312,500           184,375

Balance August 31, 2002                      34,025,585        11,384,507

Reduction of share subscription

  receivable as per below                            --           108,000

Shares issued for cash

   net of transaction costs                    6,000,000        2,894,577

Shares issued for intangible assets            3,000,000        1,680,000

Fair value of warrants issued

   for intangible assets                                          377,500

Stock options exercised                          500,000          185,000

Warrants exercised                                 5,000            3,000

Fair stock compensation (see note 8(b) below)        --           399,061

Total issued and outstanding

        May 31, 2003                          43,530,585       17,031,645

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

8.  Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

                                              Number of

                                                 shares            Amount

Total issued and outstanding

        May 31, 2003 forward                 43,530,585       17,031,645

Shares to be issued pursuant to

  ARC Agreement see below at May

  30, 2003 market price of $0.84                 228,683          192,094

Balance May 31, 2003                          43,759,268       17,223,739

   During the nine months ended May 31, 2003, the promissory note from a director was reduced by $108,000 pursuant to the provisions of a consulting services agreement the Company entered in July, 2002 (note 8(a) Consolidated Financial Statements August 31, 2002).  As at May 31, 2003, the balance outstanding of the promissory note was $67,540.

   The Company has received during the nine months ended May 31st, 2003 $192,094 in research and development work done by the Alberta Research Council (“ARC”).  The agreement with the ARC states, the Company will issue the equivalent monetary value in Common Shares but only in installments of $125,000.  The Company currently is preparing to issue shares pursuant to the agreement.

   In addition to the Common Shares issued relating to the Canzeal intellectual property acquisition (see note 7), the Company completed a private placement consisting of 6,000,000 equity units at a price of $0.50 per unit.  Each unit consists of one Common Share and one half of one Common Share warrant.  Proceeds from this issue net of transaction costs were $2,894,577.

   (b)  Stock based compensation:

   The Company recorded $399,061 in stock based compensation to consultants and advisors during the nine months ended.  This compensation is based upon the Black-Scholes option pricing model.  For the options granted in the period, to consultants and advisors the amount is based using the following assumptions:

              Risk free interest rate                      3.6%

              Expected life of option                      5 years

              Expected volatility                          120%

              Expected dividends                           Nil

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

8.  Share capital, (continued):

   (b)  Stock based compensation, (continued)

   The Company granted stock options based upon the performance of the Company to an advisor and a consultant during the last nine months.  The particulars of these options are: 1,000,000 and 150,000 options with exercise prices of $1.18 and $0.56 respectively, grant dates of January 6th, 2003 and November 22nd, 2002 respectively, and expiry dates of January 5th, 2008 and November 21st, 2007.  Under the accounting policy noted above (note 2), the Company will record the fair value of the options upon completion of the performance specified in the option agreements.  As at the Balance Sheet date the performance specified had not been completed and the Company has not recorded any expense related to these options.

   (c)  Stock options:

Outstanding options

   A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                         Number of       Weighted average

                                     share options         exercise price

   Outstanding, August 31, 2002         3,185,000            $       0.36

Granted                                 2,300,000                    0.85

Exercised                                (500,000)                   0.37

Forfeited                                 (25,000)                   0.40

Outstanding, May 31, 2003               4,960,000            $       0.59

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

8.  Share capital, (continued):

   (c)  Stock options, (continued):

Outstanding options

   The following table summarizes information about the stock options outstanding as at May 31, 2003:

                                      Weighted

                                       average

Exercise                Number           years             Exercisable at

price              outstanding       remaining               May 31, 2003

$0.34                   40,000            2.31                     40,000

$0.34                   30,000            2.34                     30,000

$0.34                  595,000            3.48                    445,000

$0.40                  250,000            1.84                    250,000

$0.40                  400,000            3.93                    400,000

$0.40                  935,000            3.98                    803,750

$0.40                  300,000            4.17                    250,000

$0.50                   70,000            3.68                     17,500

$0.54                  100,000            4.28                     25,000

$0.55                  180,000            4.51                        --

$0.56                  300,000            4.48                        --

$0.57                  600,000            4.55                        --

$0.65                   40,000            3.11                     20,000

$0.89                   50,000            0.87                        --

$1.00                   50,000            2.82                        --

$1.11                   20,000            4.68                        --

$1.18                1,000,000            4.60                        --

                     4,960,000            3.72                  2,281,250

Options held by consultants and advisors:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                         Number of       Weighted average

                                     share options         exercise price

Outstanding, August 31, 2002              615,000                  $ 0.39

Granted                                 2,250,000                    0.85

Exercised                                (250,000)                   0.40

Outstanding, May 31, 2003               2,615,000                  $ 0.78

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended May 31, 2003 and year ended August 31, 2002

8.  Share capital, (continued):

   (d)  Warrants:

   The Company issued 1,500,000 warrants relating to the Canzeal acquisition referred to in note 7 above.   Each warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share any time on or before January 6th, 2004.

   As noted in (a) above the Company issued 3,000,000 warrants as part of its private placement in January 2003.  Each warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share on or before January 7th, 2004.

9. Segmented information:

The Company’s activities comprise one business segment.

10. Commitments

   (a)  Operating lease:

The Company has entered into an agreement to lease plant and office space for a period of five years commencing February 1, 2002, with one renewable option for another five years.  The minimum rent payable for each of the next five years is as follows:

Year ended

Lease Payments

August 31, 2003 (3 months)                        $   18,170

August 31, 2004                                       80,910

August 31, 2005                                       82,169

August 31, 2006                                       84,956

August 31, 2007 (5 months)                            35,960

11. Subsequent events:

   (a)  Consulting Agreement:

On March 28, 2003 the Company has entered into an agreement to pursue investment and financing opportunities for a set monthly amount of $5,000 for an initial term of six months.

   (b)  Consulting Agreement:

The Company has engaged an international engineering firm to assist in the engineering of the Company’s composite utility poles.  This firm has extensive experience in the composite industry and the Company has fulfilled the initial agreement as at May 31, 2003, but expects to continue with an ongoing relationship with the firm in the near future.